UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 29, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS SUCCESSFUL CERTIFICATION OF TIKHVIN FERROALLOY PLANT’S
ENVIRONMENT MANAGEMENT SYSTEM AS COMPLIANT WITH INTERNATIONAL ISO 14001 STANDARD

Moscow, Russia — February 29, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports that the environment management system at Tikhvin Ferroalloy Plant, which is part of Mechel’s ferroalloys division, was certified as compliant with the international ISO 14001 standard.
The certificate was granted by the international auditing company TUV SUD
Management Service. The successful completion of the plant’s environment management system’s certification proved its full compliance with the international ISO 14001 standard’s ecological requirements and norms, which is a high standard for an enterprise’s ecological efficiency.
Tikhvin Ferroalloy Plant, which was built in 2007, is the newest ferroalloy enterprise in the CIS. The use of modern production technologies and state-of-the-art gas-cleaning units enable the plant to ensure absolute compliance with waste emission norms for every substance regulated in Russia, with actual waste emissions falling far below the norm on an absolute majority of those substances. The plant does not emit any harmful substances into water.
The plant constantly monitors the environment using its own stations.
Mechel Ferroalloys Management OOO’s Chief Executive Officer Gennady Ovchinnikov
noted: “Obtaining this certificate was a logical conclusion of our efforts to perfect environment protection. This is objective proof of the plant’s responsible attitude toward ecology and unswerving compliance with all ecological requirements and norms. We take care of the environment in the regions where our enterprises are located, with each enterprise implementing their own ecological program and upgrading production technologies.”
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 29, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO